UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No._____)*

                                PST Vans, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                       Common Stock, $0.001 Par Value
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 693934-10-1
                                --------------
                                (CUSIP Number)

                              Richard G. Brown
                   KIMBALL, PARR, WADDOUPS, BROWN & GEE
                    185 South State Street, Suite 1300
                        Salt Lake City, Utah  84111
                               (801) 532-7840

             (Name, Address & Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                              December 11, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                        Page 1 of 6           SEC 1746 (12-91)

                                 SCHEDULE 13D
CUSIP NO. 693934-10-1                                       PAGE 2 OF 6 PAGES
 1- NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Kenneth R. Norton
-----------------------------------------------------------------------------
 2-CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___  (b)___
-----------------------------------------------------------------------------
 3-SEC USE ONLY
-----------------------------------------------------------------------------
 4-SOURCE OF FUNDS*
   PF
-----------------------------------------------------------------------------
 5-CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                         ___
-----------------------------------------------------------------------------
 6-CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
-----------------------------------------------------------------------------
NUMBER OF        7-SOLE VOTING POWER
 SHARES              1,436,773
BENEFICIALLY    -------------------------------------------------------------
 OWNED BY        8-SHARED VOTING POWER
  EACH               10,000**
REPORTING       -------------------------------------------------------------
 PERSON          9-SOLE DISPOSITIVE POWER
  WITH               1,436,773
                -------------------------------------------------------------
                10-SHARED DISPOSITIVE POWER
                     10,000**
-----------------------------------------------------------------------------
11-AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,446,773**
-----------------------------------------------------------------------------
12-CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
-----------------------------------------------------------------------------
13-PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   34.3%
-----------------------------------------------------------------------------
14-TYPE OF REPORTING PERSON*
   IN
-----------------------------------------------------------------------------
   **See Item 5
                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 693934-10-1                                        Page 3 of 6 Pages
Item 1.  Security and Issuer

    (a)  Title of Class of Equity Securities:

              Common Stock, $0.001 par value (the "Common Stock")

    (b)  Name of Issuer:

              PST Vans, Inc. (the "Issuer")

    (c)  Address of Issuer's Principal Executive Offices:

              1901 West 2100 South, Salt Lake City, UT 84119

Item 2.  Identity and Background

    (a)  Name:

              Kenneth R. Norton

    (b)  Business address:

              1901 West 2100 South, Salt Lake City, UT 84119

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

           The Reporting Person is the Chief Executive Officer and a director of the Issuer.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

              None

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of com-petent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future vio-lations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

              None

    (f)  Citizenship:

              United States

CUSIP No. 693934-10-1                                        Page 4 of 6 Pages
Item 3.  Source and Amount of Funds or Other Consideration

         Personal funds were used to purchase the following shares of the Common Stock:

         Date      No. of Shares          Amount of Funds
         --------  -------------          ---------------
         12/11/96        700                $ 1,814.75
         12/09/96     10,000                 26,250.00
         11/26/96      8,400                 23,100.00
         11/07/96     12,200                 36,451.16
         11/06/96*     3,800                 11,400.00
         11/04/96*     3,200                  9,560.96
         10/31/96      1,000                  2,937.50
         02/21/96     20,000                 87,500.00
         02/16/96     13,500                 54,000.00
         02/14/96      7,500                 29,250.00
         02/13/96     12,000                 45,000.00

         *This purchase was made by the Reporting Person's spouse.

Item 4.  Purpose of Transaction

         The foregoing shares were purchased for investment purposes. The Reporting Person became subject to the reporting requirements under Section 13(d) because his holdings of shares of the Common Stock increased by more than 2% over the last 12 months.

         The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Item 5.  Interest in Securities of the Issuer

    (a) As of December 11, 1996, the Reporting Person was the beneficial owner of 1,436,773 shares of the Common Stock, which includes 7,450 shares held by the Reporting Person as Custodian for his grandchildren. In addition, the Reporting Person's spouse owned, as of December 11, 1996, 10,000 shares of the Common Stock that may be deemed to be benefi-cially owned by the Reporting Person. The Reporting Person dis-claims beneficial ownership of the shares owned by his spouse. If the shares owned by the Reporting Person's spouse are included with the shares beneficially owned by the Reporting Person (a total of 1,446,773 shares), all of such shares represented 34.3% of the out-standing Common Stock as determined by Rule 13d-3 under the Securi-ties Exchange Act of 1934.

    (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 1,436,773 shares of the Common Stock. The Reporting Person may be deemed to share with his spouse the power to vote or direct the vote and the power to dispose or direct the disposition of 10,000 shares of the Common Stock, which shares are held in the name of Brandy Norton, the Reporting Person's spouse. Mrs. Norton resides at 2180 East Walker Lane, Holladay, Utah 84117 and works out of her home for the Issuer. Mrs. Norton has not been convicted, during the last five years, in a criminal proceeding, has not been, during the last five years, a party to any civil proceedings and is a United States citizen.

CUSIP No. 693934-10-1                                       Page 5 of 6 Pages

    (c)  See Item 3 above.  All purchases were made in the public market.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,446,773 shares of the Common Stock.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Some or all of the shares of the Common Stock beneficially owned by the Reporting Person are subject to a Registration Rights Agreement dated as of March 7, 1994 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Reporting Person may request the Issuer to register with the Securities and Exchange Commission any or all of the shares held by him.

Item 7.  Material to Be Filed as Exhibits

         None.

CUSIP No. 693934-10-1                                      Page 6 of 6 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





         January 27, 1997                        /s/ KENNETH R. NORTON
---------------------------------                ----------------------------
              Date                                  Kenneth R. Norton